CENTURI HOLDINGS, INC.

19820 North 7th Avenue, Suite 120

Phoenix, Arizona 85027

April 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian McAllister, Craig Arakawa, Michael Purcell and Laura Nicholson

Re:	Centuri Holdings, Inc.

Registration Statement on Form S-1

File No. 333-278178

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Centuri Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on April 17, 2024 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact R. John Hensley of Morrison & Foerster LLP by phone at (512) 617-0661. The Company hereby authorizes Mr. Hensley to orally modify or withdraw this request for acceleration.

Very truly yours,

Centuri Holdings, Inc.

By:	/s/ Gregory A. Izenstark
Name:	Gregory A. Izenstark
Title:	Chief Financial Officer